Correspondence

Wewards, Inc.

3305 Spring Mountain Road, Suite 104, Las Vegas, NV 89102

March 28, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Morgan Yougwood
Stephen Krikorian

Re:	WEWARDS, INC. Form 10-K for the Fiscal Year Ended May 31, 2024 Response dated March 24, 2025 File No. 000-55957

Dear Ladies and Gentlemen:

This letter sets forth the responses of Wewards, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2024 concerning the Company’s Form 10-K/A filed with the Commission on March 25, 2025 (the “Amended Annual Report”).

For the convenience of the Staff, each comment from the comment letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K/A for the Fiscal Year Ended May 31, 2024 Item 9.A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 12

1.	We note your response to prior comment 1. Please revise to disclose management’s statement as to whether or not internal control over financial reporting is effective as of May 31, 2024. See Item 308(a)(3) of Regulation S-K. Please revise to disclose management's statement as to whether or not internal control over financial reporting is effective. Please note that Item 9 of the Form 10-K requires that you furnish information required by both Item 307 and 308 of Regulation S-K.

RESPONSE:	The disclosure in the Form 10-K/A will be revised to state, both disclosure controls and internal controls effectiveness, in accordance with Item 307 and 308 of Regulation S-K.

If you have any questions relating to any of the foregoing, please contact Todd Peterson of KSNE2 Enterprises, LLC at (702) 461-1665.

Sincerely,

Wewards, Inc.

/s/ Lei Pei